SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2011
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR COPEL 06/11 - 04/27/2011

Copel’s Grid Market grew by 4.0% in 1Q11

     The following analysis refers to Copel’s grid market performance in 1Q11 compared to the same period of 2010.

Captive Market – Copel Distribuição

     The captive market consumed 5,577 GWh, growing by 3.7% in the period.

     The residential segment consumed 1,553 GWh, a growth of 3.6%, basically due to the higher household income and the 3.9% growth in the number of customers. At the end of March 2011, this segment represented 27.9% of Copel’s captive market consumption, with the company supplying power to 2,992,852 residential customers.

     The industrial segment consumed 1,765 GWh in the first three months of the year, growing by 3.2%. This result reflected the higher industrial production in the State of Paraná, especially in the printing, automotive and food industries, and the growth of 4.5% in industrial customers. At the end of March, this segment represented 31.7% of Copel’s captive market consumption, with the company supplying power to 70,137 captive industrial customers.

     The commercial segment consumed 1,234 GWh, a growth of 5.3%, impacted by the strong job market and the expansion in credit in previous quarters. At the end of the period, this segment represented 22.1% of Copel’s captive market consumption, with the company supplying power to 312,619 captive commercial customers.

     The rural segment consumed 505 GWh, growing by 3.2%, due to the increase of 2.4% in the number of customers and the higher agricultural output in the State of Paraná. This segment represented 9.0% of Copel’s captive market consumption at the end of the period, with the company supplying power to 366,488 rural customers.

     Other segments (public agencies, public lighting, public services and own consumption) consumed 520 GWh, up 2.4% in the period. These segments represented 9.3% of Copel’s captive market consumption. At the end of period, Copel supplied power to 50,139 customers in these segments.

     The following table shows the captive market for each consumption segment:

	Number of customers			Energy sold (GWh)
	Mar/11	Mar/10%		1Q11	1Q10%
Residential	2,992,852	2,881,156	3.9	1,553	1,499	3.6
Industrial	70,137	67,087	4.5	1,765	1,710	3.2
Commercial	312,619	300,359	4.1	1,234	1,172	5.3
Rural	366,488	358,047	2.4	505	489	3.2
Other	50,139	48,596	3.2	520	508	2.4
Captive Market	3,792,235	3,655,245	3.7	5,577	5,378	3.7

Grid Market (TUSD) - Copel Distribuição

     Copel Distribuição’s grid market, comprising the captive market, concessionaries and licensees (other utilities within the State of Paraná) and all free customers within the Company’s concession area, grew 4.0%, as the following table:

	Number of customers/Agreements			Energy distributed (GWh)
	Mar/11	Mar/10%		1Q11	1Q10%
Captive Market	3,792,235	3,655,245	3.7	5,577	5,378	3.7
Concessionaries and Licensees	4	4	-	146	137	6.3
Free customers*	30	25	20.0	804	762	5.5
Grid Market	3,792,269	3,655,274	3.7	6,527	6,277	4.0
* All free customers served by Copel GET and other suppliers at the Copel DIS concession area.

Copel’s Consolidated Market

     The following table shows Copel’s total energy sales through Copel Distribuição and Copel Geração e Transmissão:

	Number of customers/Agreements			Energy sold (GWh)
	Mar/11	Mar/10%		1Q11	1Q10%
Copel DIS
Captive Market	3,792,235	3,655,245	3.7	5,577	5,378	3.7
Concessionaries and Licensees	4	4	-	146	137	6.3
CCEE (MCP)	-	-	-	55	-	-
Total Copel DIS	3,792,239	3,655,249	3.7	5,778	5,515	4.8
Copel GET
CCEAR (Copel DIS)	1	1	-	335	309	8.2
CCEAR (other concessionaries)	36	35	2.9	3,553	3,359	5.8
Free customers	8	10	(20.0)	231	232	(0.3)
Bilateral Agreements	2	2	-	266	380	(30.0)
Total Copel GET	47	48	(2.1)	4,385	4,280	2.4
Total Copel Consolidated	3,792,286	3,655,297	3.7	10,163	9,795	3.8
Note: Not considering the energy from MRE (Energy Relocation Mechanism).
CCEE: Electric Power Trade Chamber
CCEAR: Energy Purchase Agreements in the Regulated Market
MCP: Short Term Market

Curitiba, April 27, 2011.

Sincerely,
Ricardo Portugal Alves
CFO and Investor Relations Officer

For additional information, please contact Copel's Investor Relations team:
ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 27, 2011

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.